Appendix A
to
Operating Expenses Limitation Agreement

Series of Professionally Managed Portfolios	Operating Expense Limit

Congress Large Cap Growth Fund
Class R	1.00% of average daily net assets
Class I	0.75% of average daily net assets

Approved by the Board of Trustees:  February 24, 2009
Revised Appendix Last Approved by the Board of Trustees:  March 8, 2010; Effective April 30, 2010